Exhibit 99.1

YM BIOSCIENCES REPORTS DATA FROM EXPLORATORY
CLINICAL TRIALS OF NIMOTUZUMAB IN BRAIN METASTASES
AND HIGH-GRADE GLIOMA PRESENTED AT 2008 EORTC-NCI-AACR
ANNUAL MEETING

MISSISSAUGA, Canada - November 3, 2008 - YM BioSciences Inc. (NYSE Alternext US:YMI, TSX:YM, AIM:YMBA), an oncology company that identifies, develops and commercializes differentiated products for patients worldwide, today announced data from two clinical trials of nimotuzumab, its humanized monoclonal antibody that targets the epidermal growth factor receptor (EGFR). Preliminary results from the two trials which are evaluating nimotuzumab in combination with radiation therapy for the treatment of brain metastases and high-grade gliomas, conducted by YM’s licensor, were presented at the 2008 EORTC-NCI-AACR annual meeting recently held in Geneva, Switzerland.

“YM’s program for registration of nimotuzumab is focused on cancers that are typically treated with radiation-containing regimens and will target brain metastases as one of its initial indications. These data further support this strategy and have served to reinforce the designs of our upcoming trials for this drug,” said David Allan, Chairman and CEO of YM BioSciences.

Phase II Brain Metastases Trial - Preliminary Results
In the poster entitled “Preliminary results of a phase II clinical trial of the anti EGFR monoclonal antibody nimotuzumab in combination with whole brain radiation therapy in patients diagnosed with advanced non-small cell lung cancer (NSCLC)  and unresectable brain metastases”, data were reported for a randomized, open controlled trial of 30 patients who received nimotuzumab (200 mg administered as weekly IV infusions over weeks 1-6) plus palliative radiation (40 Gy in four weeks) or palliative radiation alone. The primary endpoint was disease control rate (DCR = Complete Response + Partial Response + Stable Disease) and secondary endpoints included overall survival and safety.

The poster reports data from the first 21 patients.  DCR was 91.6% for the nimotuzumab plus radiation arm compared to 44.4% for the radiation alone arm.  Patients treated with the combination had a mean and median survival of 7.32 and 7.00 months respectively (five patients still alive), compared to the control group for whom the mean and median survival was 3.03 and 2.47 months respectively (one patient still alive). This difference reached statistical significance (p= 0.0039, Log Rank test).

“In this exploratory study, nimotuzumab administered concurrently with whole brain radiation therapy yielded substantial radiological responses and meaningful clinical responses in these late-stage patients. Furthermore, consistent with all other trials to date, nimotuzumab did not provoke skin rash or GI adverse events,” noted Dr. Leonardo Viana Nicacio, Director of Clinical Affairs for YM BioSciences. “While this was only a modestly sized study, we believe it provides a reasonable indication of the potential value of the combination of nimotuzumab and radiation for the treatment of brain metastases.”

Phase II High Grade Glioma Trial - Preliminary Results
In a poster entitled “Use the humanized anti-EGFR MAb (nimotuzumab) and irradiation for the treatment of high grade glioma patients”, data were reported for a randomized 80 patient multi-centre double-blind Phase II/III clinical trial evaluating the efficacy and safety of nimotuzumab in combination with radiotherapy in newly diagnosed high-grade glioma patients. Patients received six weekly infusions of placebo or nimotuzumab (200 mg) while receiving radiotherapy, followed by a maintenance dose of nimotuzumab or placebo every 21 days until completing a year of treatment. All patients had surgery (biopsy, partial or total resection) before the inclusion in the trial. To date, 65 patients have been enrolled, 30 patients with glioblastoma and 35 with anaplastic astrocytomas. With enrollment of the glioblastoma group complete, results of a preliminary evaluation of safety and survival were reported.

The antibody was very well tolerated and did not provoke skin rash or allergic reactions. A preliminary survival analysis was conducted for all subjects with anaplastic astrocytoma and glioblastoma multiforme that received adjuvant radiotherapy. The mean and median survival time for the patients treated with nimotuzumab plus radiotherapy was 14.31 and 16.43 months, respectively, while the mean and median survival time for the placebo arm was 8.67 and 10.49 months. The median survival time is similar to that reached in a prior, single-arm study in patients with glioblastoma treated with nimotuzumab and radiotherapy (17.43 months).

About Nimotuzumab
Nimotuzumab is being developed to compete as best-in-class therapy against the currently marketed EGFR-targeting drugs. This drug has displayed efficacy in numerous clinical trials with anti-cancer activity that rivals the other EGFR-targeting antibody drugs. However, in none of its trials to date, to YM's knowledge, have any of the patients treated with nimotuzumab had Grade III/IV rash, a severe and dose-limiting side-effect observed in all of the other antibodies and with small molecules targeting the EGF tyrosine kinase signaling pathway. Reports of any severe incidents of the other side-effects that are typical of EGFR-targeting molecules have been rare. Unlike cetuximab, nimotuzumab patients do not have to be pre-medicated to prevent infusion reactions.

YM and its direct licensees have studies underway and others in planning that investigate nimotuzumab in settings where regimens that stimulate EGFR activated expression are used, such as radiation or chemoradiation.

About YM BioSciences
YM BioSciences Inc. is a company that identifies, develops and commercializes differentiated products principally in the area of oncology for patients worldwide.  The Company is developing nimotuzumab, a humanized monoclonal antibody, and AeroLEF®, a proprietary, inhaled-delivery composition of free and liposome-encapsulated fentanyl. Nimotuzumab is in development targeting multiple tumour types in combination with radiation, chemoradiation and chemotherapy. The drug, which is approved for marketing in eight countries, is significantly differentiated from all other currently marketed EGFR-targeting agents because of a remarkably benign side-effect profile. In approximately 3,000 patients treated worldwide, to date, no Grade III/IV rash has been reported and reports of any of the other side-effects that are typical of EGFR-targeting molecules have been rare. AeroLEF® is in development for the treatment of moderate to severe pain, including cancer pain. The product completed a randomized trial in 2007 and is being prepared for late-stage development internationally.

This press release may contain forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process and other risks detailed from time to time in the Company's ongoing quarterly and annual reporting. Certain of the assumptions made in preparing forward-looking statements include but are not limited to the following: that nimotuzumab will continue to demonstrate a competitive safety profile in ongoing and future clinical trials; that AeroLEF® will continue to generate positive efficacy and safety data in future clinical trials; and that YM and its various partners will complete their respective clinical trials within the timelines communicated in this release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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